EXHIBIT 99.1

TOP Ships Inc. Announces Acquisition of Two Scrubber Fitted ECO MR Tanker Newbuildings With Time Charters

ATHENS, Greece, Dec. 19, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has acquired 100% of the issued and outstanding shares of Santa Catalina Inc. and Santa Monica Inc., which are Marshall Islands companies that have entered into new building contracts for two ultra-high specification scrubber-fitted 50,000 dwt Medium Range (“MR”) product/chemical tankers under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during February 2020.

The Company has acquired the shares of both companies from an entity affiliated with the Company’s Chief Executive Officer, for an aggregate purchase price of $14.35 million. Following their delivery, the vessels will enter into time charters with Trafigura Maritime Logistics Pte Ltd. (“Trafigura”) for a firm duration of three years, with charterer’s option to extend for two additional years at. The Company is in the process of concluding financing agreements for both vessels.

The acquisitions were approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration paid in this transaction from an independent financial advisor.

Evangelos Pistiolis, President and CEO of the Company, stated: “The new additions to our fleet are in line with our strategy of always operating latest technology ships and increase our gross revenue backlog for the fixed charter period of our vessels by $38.3 million, which as of June 30, 2019 stood at $165.3 million. Furthermore the quality of the charterer evidences the quality of the acquired vessels.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org